UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
(Amendment No. 2)
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86837X 10 5
(CUSIP Number of Class of Securities)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$681,521,712.48	$48,592.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $22.12 per share by 33,810,204, the number of shares of common stock, par value $0.01 per share (“Shares”), of Superior Well Services, Inc. (“Superior”) outstanding on a fully diluted basis as of August 4, 2010, as represented by Superior in the Agreement and Plan of Merger, dated as of August 6, 2010, with Nabors Industries Ltd. and Diamond Acquisition Corp., which Shares consist of 30,810,204 Shares issued and outstanding, plus 3,000,000 Shares that would be issued upon conversion of the 4% Series A Convertible Preferred Stock.

**	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value of $681,521,712.48 by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,592.50	Filing Party: Diamond Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 86837X 10 5

(1) NAME OF REPORTING PERSON: Nabors Industries Ltd.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) ☐
     (b) ☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS: OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

(7) SOLE VOTING POWER: 0

(8) SHARED VOTING POWER: 10,453,985

(9) SOLE DISPOSITIVE POWER: 0

(10) SHARED DISPOSITIVE POWER: 10,453,985

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,453,985

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%

(14) TYPE OF REPORTING PERSON: OO (Bermuda exempt company)

Neither the filing of this Amendment No. 2 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

i

CUSIP No. 86837X 10 5

(1) NAME OF REPORTING PERSON: Diamond Acquisition Corp.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) ☐
     (b) ☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS: OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

(7) SOLE VOTING POWER: 0

(8) SHARED VOTING POWER: 10,453,985

(9) SOLE DISPOSITIVE POWER: 0

(10) SHARED DISPOSITIVE POWER: 10,453,985

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,453,985

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%

(14) TYPE OF REPORTING PERSON: CO (Delaware corporation)

Neither the filing of this Amendment No. 2 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ii

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2010 (the “Initial Schedule TO”) and Amendment No. 1 filed with the SEC on August 23, 2010 by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Nabors (“Offeror”). This Amendment relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior”), for $22.12 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (as amended to date, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).
     Documentation relating to the Offer has been mailed to Superior stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov , and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Georgeson Inc. at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll free at (866) 647-8869 or collect at (212) 440-9800 for banks and brokers.
Items 1 through 11.
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Amendment by reference in response to Items 1 through 11 of this Amendment and is supplemented by the information specifically provided for in this Amendment. The Agreement and Plan of Merger, dated as of August 6, 2010, by and among Superior, Nabors and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(l) to this Amendment, and the Tender and Voting Agreement, dated as August 6, 2010, by and among Nabors and certain stockholders of Superior that are signatories thereto, a copy of which is attached as Exhibit (d)(2) to this Amendment, are each incorporated in this Amendment by reference.
     Notwithstanding the foregoing:
(1)	The following paragraph shall be added on page 23 as the last paragraph under the heading “Background of the Offer; Past Contacts or Negotiations with Superior” of the Offer to Purchase.

“On August 25, 2010, Stephen Bushansky, a purported stockholder of Superior Well Services, Inc., filed a complaint on behalf of himself and as a putative class action on behalf of Superior’s stockholders, against Superior, each of Superior’s officers and directors, Offeror and Nabors in the United States District Court for the Western District of Pennsylvania under the caption Bushansky v. Superior Well Services, Inc., et al. (Civil Action No. 2:10-CV-01121-CB). The complaint alleges, among other things, that the disclosures contained in the Schedule 14D-9 filed by Superior with the SEC are false and misleading and contain misrepresentations and omissions of material fact in violation of Section 14(e) of the Exchange Act, and that defendants breached their fiduciary duties and violated Sections 14(e) and 20(a) of the Exchange Act by entering into the Merger Agreement and filing the Schedule 14D-9, and that Nabors and Offeror aided and abetted those breaches. The complaint does not state how many shares are purportedly held by the plaintiff, Stephen Bushansky. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties and violated Section 14(e) of the Exchange Act, an injunction preventing the transactions contemplated by the Merger Agreement, an award of compensatory damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. Nabors views the complaint as lacking merit, and intends to defend the case vigorously.”

(2)	The first full paragraph that appears on page 34 of the Offer to Purchase under the heading “Conditions of the Offer” is amended and restated in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Offeror and may be asserted or waived by Offeror in whole or in part on or before the Expiration Date, subject in each case to the terms and requirements of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted on or before the Expiration Date. If Offeror waives a material condition to the Offer, Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Offeror decreases the number of Shares being sought (which would require the consent of Superior), or increases or decreases (which decrease would require the consent of Superior) the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to Superior stockholders, Offeror will extend the Offer at least until the expiration of that period of 10 business days.”
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)
(a)(1)(B)	Form of Letter of Transmittal.(1)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(F)	IRS Form W-9.(1)
(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: August 27, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Jose S. Cadena
	Name:	Jose S. Cadena
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)
(a)(1)(B)	Form of Letter of Transmittal.(1)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(F)	IRS Form W-9.(1)
(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.